UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No. 2)

                               NESTOR, INC.
        ____________________________________________________________
                             (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.01
        ____________________________________________________________
                      (Title of Class and Securities)

                                 64107410
        ____________________________________________________________
                  (CUSIP Number of Class of Securities)

         Bruce W. Schnitzer, Wand Partners Inc., 630 Fifth Avenue,
                   Suite 2435, New York, New York  10111
        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               June 30, 1995
        ____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following ( ):

        Check the following box if a fee is being paid with this Statement ( ):


                                SCHEDULE 13D

 CUSIP NO. 64107410

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND/NESTOR INVESTMENTS L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                          7     SOLE VOTING POWER
                                1,948,800
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY         9     SOLE DISPOSITIVE POWER
          EACH                  1,948,800
        REPORTING
         PERSON           10    SHARED DISPOSITIVE POWER
          WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,948,800

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       20.4%

 14    TYPE OF REPORTING PERSON*
       PN


                                SCHEDULE 13D

 CUSIP NO. 64107410

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND/NESTOR INVESTMENTS II INC.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION

                          7     SOLE VOTING POWER
        NUMBER OF               151,200
          SHARES
       BENEFICIALLY       8     SHARED VOTING POWER
         OWNED BY
           EACH           9     SOLE DISPOSITIVE POWER
         REPORTING              151,200
          PERSON
           WITH           10    SHARED DISPOSITIVE POWER

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       151,200

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.6%

 14    TYPE OF REPORTING PERSON*
       PN


                                SCHEDULE 13D

 CUSIP NO. 64107410

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND (NESTOR) INC.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                          7     SOLE VOTING POWER
                                2,100,000
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY         9     SOLE DISPOSITIVE POWER
           EACH                 2,100,000
         REPORTING
          PERSON          10    SHARED DISPOSITIVE POWER
           WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,100,000

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22%

 14    TYPE OF REPORTING PERSON*
       CO


                                SCHEDULE 13D

 CUSIP NO. 64107410

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       MR. BRUCE W. SCHNITZER

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

                          7     SOLE VOTING POWER
                                2,100,000
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY         9     SOLE DISPOSITIVE POWER
           EACH                 2,100,000
        REPORTING
          PERSON          10    SHARED DISPOSITIVE POWER
           WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,100,000

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22%

 14    TYPE OF REPORTING PERSON*
       IN



                    The Statement on Schedule 13D filed on August 15, 1994, and amended on April 18, 1995, with respect to the common stock, par value $.01 per share (the "Common Stock") of Nestor, Inc., a Delaware corporation (the "Company") is hereby further amended as follows:

          Item 2.  Identity and Background.

                    Item 2 is hereby supplemented as follows:

                    Pursuant to a Stock Purchase Agreement dated as of June 16, 1995 (the "Stock Purchase Agreement"), the Wand/Nestor Partnership sold approximately 7.2% of the Company securities that it currently owns or is contractually committed to purchase to Wand/Nestor Investments II L.P. (the "Wand/Nestor II Partnership"), a Delaware limited partnership. The Wand/Nestor II Partnership was formed specifically for the purpose of acquiring and holding the shares of Common Stock and other Company securities reported in this Statement and has not engaged in any business other than as disclosed herein. The General Partner serves as the general partner of both the Wand/Nestor Partnership and the Wand/Nestor II Partnership. The term "Filing Persons" as used herein shall refer collectively to the Wand/Nestor Partnership, the Wand/Nestor II Partnership, the General Partner and Mr. Schnitzer.

                    The Wand/Nestor II Partnership has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violations with respect to such laws.

          Item 3. Source and Amount of Funds or Other
          Consideration.

                    Item 3 is hereby supplemented as follows:

                    The consideration for the Company Common Stock acquired and to be acquired by the Wand/Nestor II
          Partnership pursuant to the Stock Purchase Agreement was provided by the partners of the Wand/Nestor II
          Partnership as contributions of capital proportionate to their partnership interest in the Wand/Nestor II
          Partnership.

                    The Standby Agreement was revised pursuant to the First Amended and Restated Standby Financing and Purchase Agreement, dated as of June 30, 1995 (the "Revised Standby Agreement"), by and between the Company and the Wand/Nestor Partnership. The Revised Standby Agreement reflects (i) revised terms for the Rights Offering (the "Revised Rights") that the Company contemplates making to holders of its Common Stock and Convertible Preferred Stock, (ii) an increase in the outstanding aggregate principal amount of the Loan from $1,200,000 to $1,700,000 and (iii) the sale to the
          Wand/Nestor II Partnership by the Wand/Nestor Partnership of approximately 7.2% of the Company securities that the Wand/Nestor Partnership currently owns or is committed to acquire.

                    Pursuant to the Revised Standby Agreement, the Revised Rights will consist of the right to subscribe for and purchase units (the "Units") at the rate of one Unit for each five shares of Company Common Stock or into which a stockholder's Company Convertible Preferred Stock may be converted. Each Unit will have a subscription price of $1.50 and will consist of (i) one share of Series D Convertible Preferred Stock of the Company, convertible after January 1, 1996 into one share of Company Common Stock and with the right to receive dividends, payable in cash or Company Common Stock, at the rate of 7% per annum and (ii) one warrant to purchase one-half share of Company Common Stock for a period of three years after the commencement of the rights offering at the purchase price of $2.00 per share of Company Common Stock.

          Item 4.  Purpose of the Transaction.

                    Item 4 is hereby supplemented as follows:

                    The Wand/Nestor II Partnership acquired the
          Common Stock purchased pursuant to the Stock Purchase Agreement (and will acquire the additional Company securities pursuant to the Revised Standby Agreement and the Note) for investment.

          Item 5.  Interest in Securities of the Issuer.

                    Item 5(a) is hereby amended as follows:

                    (a) As of the date hereof, as a result of the relationships and stock ownerships discussed above the Wand/Nestor Partnership and the Wand/Nestor II Partnership may each be deemed pursuant to the Exchange Act and the rules and regulations promulgated thereunder to beneficially own respectively 20.4% and 1.6% of the outstanding shares of Common Stock of the Company. As of the date hereof, as a result of the relationships and stock ownership discussed above, the General Partner and Mr. Schnitzer may each be deemed, pursuant to the Exchange Act and the rules and regulations promulgated thereunder, to beneficially own approximately 22% of the outstanding shares of Common Stock of the Company.
          Except as set forth in this Item 5(a), none of the Filing Persons or, to the best knowledge of the Filing Persons, Mr. Callard, beneficially owns any shares of Company Common Stock.

                    Item 5(b) is hereby amended as follows:

                    (b)  The Wand/Nestor Partnership and the
          Wand/Nestor II Partnership each has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares of Company Common Stock beneficially owned by it as a consequence of its ownership, of record and beneficially, of the Series C Convertible Preferred Stock, the Warrant and the Commitment Shares. By virtue of their relationship to the Wand/Nestor Partnership and the Wand/Nestor II Partnership, the General Partner and Mr. Schnitzer may each be deemed to have concurrent indirect power to vote or to direct the vote and to dispose or to direct the disposition of all such shares. Holders of Series C Convertible Preferred Stock are entitled to vote on all matters as to which shareholders of the Company are entitled to vote, with each holder entitled to cast a number of votes equal to the greatest number of whole shares of Common Stock into which such holder's shares of Series C Convertible Preferred Stock could be converted.

                    Item 5(c) is hereby amended as follows:

                    (c)  On June 16, 1995, the Wand/Nestor
          Partnership and the Wand/Nestor II Partnership entered into the Stock Purchase Agreement. The Revised Standby Agreement was executed on June 30 1995. Except for the transactions described in this Item 5(c), none of the Filing Persons, nor, to the best knowledge of the Filing Persons, Mr. Callard has effected any transactions in Common Stock of the Company during the past 60 days.

          Item 6. Contracts, Understandings or Relationships with respect to Securities of the Issuer.

                    Item 6 is hereby supplemented as follows:

                    As noted in Item 3 above, the Wand/Nestor
          Partnership and the Wand/Nestor II Partnership have entered into the Stock Purchase Agreement and the Company and the Wand/Nestor Partnership have executed the Revised Standby Agreement.

          Item 7.  Material to Be Filed as Exhibits.

                    Exhibit 1 -    First Amended and Restated
                                   Standby Financing and Purchase
                                   Agreement, dated as of June 30,
                                   1995, between the Company and
                                   the Wand/Nestor Partnership

                    Exhibit 2 -    Stock Purchase Agreement, dated
                                   as of June 16, 1995, by and
                                   between the Wand/Nestor
                                   Partnership and the Wand/Nestor
                                   II Partnership

                    Exhibit 3 -    Joint Filing Agreement


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  July 12, 1995

                                        WAND/NESTOR INVESTMENTS L.P.

                                        By:  WAND (NESTOR) INC.,
                                               as general partner

                                        By: /s/ Bruce W. Schnitzer
          Name:   Bruce W. Schnitzer
                                        Title:  Chairman


                                     SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  July 12, 1995

                                        WAND/NESTOR INVESTMENTS II L.P.

                                        By:  WAND (NESTOR) INC.,
                                               as general partner

                                        By: /s/ Bruce W. Schnitzer
                                        Name:   Bruce W. Schnitzer
                                        Title:  Chairman


                                     SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  July 12, 1995

                                             WAND (NESTOR) INC.

                                             By: /s/ Bruce W. Schnitzer
                                             Name:   Bruce W. Schnitzer
                                             Title:  Chairman


                                     SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated:  July 12, 1995

                                             By:/s/ Bruce W. Schnitzer
                                             Name:  Bruce W. Schnitzer


                                   EXHIBIT INDEX

           Exhibit No.                Exhibit Name               Page No.

               1         First Amended and Restated Standby
                         Financing and Purchase Agreement,
                         dated as of June 30, 1995, between
                         the Company and the Wand/Nestor
                         Partnership . . . . . . . . . . . . .

                         *    Exhibits A 1 through A 4/Forms
                              of Promissory Note . . . . . . .

                         *    Exhibit B/Form of New Warrant to
                              acquire 1,000,000 Shares of
                              Company Common Stock . . . . . .

                         *    Exhibit C/Form of Fee Warrant to
                              acquire 700,000 Shares of
                              Company Common Stock . . . . . .

                         *    Exhibit D/Disclosure Schedule  .

                         *    Exhibit E/Legal Opinion  . . . .

                         *    Exhibit F/Form of Amended and
                              Restated Registration Rights
                              Agreement, to be entered into at
                              the closing of the Revised
                              Standby Agreement, among the
                              Company and certain holders of
                              its securities, including the
                              Wand/Nestor Partnership and the
                              Wand/Nestor II Partnership . . .

               2 Stock Purchase Agreement, dated as of June 16, 1995, by and between the Wand/Nestor Partnership and the
                         Wand/Nestor II Partnership  . . . . .

               3         Joint Filing Agreement  . . . . . . .


                               JOINT FILING AGREEMENT

                    The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on behalf of all of them on Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

          Dated:  July 12, 1995
                                        By: /s/ Bruce W. Schnitzer
                                        Name:   Bruce W. Schnitzer

                                        WAND (NESTOR) INC.

                                        By: /s/ Bruce W. Schnitzer
                                        Title:  Chairman

                                        WAND/NESTOR INVESTMENTS L.P.

                                        By:     Wand (Nestor) Inc., as
                                                General Partner

                                        By: /s/ Bruce W. Schnitzer
                                        Name:   Bruce W. Schnitzer
                                        Title:  Chairman

                                        WAND/NESTOR INVESTMENTS II L.P.

                                        By:     Wand (Nestor) Inc., as
                                                General Partner

                                        By: /s/ Bruce W. Schnitzer
                                        Name:   Bruce W. Schnitzer
                                        Title:  Chairman